140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM /AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

September 10, 2010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib
James Peklenk

Re:	Complete Genomics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-168439

Ladies and Gentleman:

On behalf of Complete Genomics, Inc. (the “Company” or “Complete Genomics”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial filing of the Registration Statement.

The Registration Statement has been revised to reflect the Company’s responses to the comments received by facsimile on August 27, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response: The Company respectfully acknowledges the Staff’s comment.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

United States Securities and Exchange Commission

September 10, 2010

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment.

4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Company respectfully acknowledges the Staff’s comment.

5.	Please update your financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Response: The Company has updated its financial statements and related financial information in Amendment No. 1 as required by Rule 3-12 of Regulation S-X.

Graphics

6.	Please confirm that the graphics included in your registration statement filed on EDGAR are the only graphics you will use in your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the graphics included in the Registration Statement are the only graphics that the Company will use in its prospectus.

7.	Please confirm that the facility and equipment depicted in photographs 2 and 3 are your facility and equipment.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the equipment depicted in photographs 2 and 3 are owned by the Company. The Company advises the Staff that the facility depicted in photograph 2 is the Company’s leased headquarters located in Mountain View, California and the facility depicted in photograph 3 is the data center located in Santa Clara, California where the Company leases approximately 2,200 square feet to house certain of its computing equipment.

8.	We note Caption 5 in the graphic depiction of your Complete Human Genome Sequencing Service states that your customers have access to a suite of analytical tools to enable them to rapidly analyze the genomic data that is generated from their samples. This statement is inconsistent with the statements on pages 3 and 76 that you are developing a suite of analytical tools designed to enable your customers to rapidly analyze the genomic data generated from their samples. Please either explain the inconsistency or revise caption 5 to clarify that the current tools available enable customers to identify key variants in each genome and annotate the genomic data.

Response: The Company has revised its disclosure on pages 3, 72 and 78 of Amendment No. 1.

United States Securities and Exchange Commission

September 10, 2010

Prospectus Summary, page 1

9.	Please provide the basis for your stated beliefs:

•	“We believe we will become the preferred solution for complete human genome sequencing and analysis;”

•	“We believe that our solution will provide…complete human genomic data and analysis at an unprecedented quality, cost and scale…;”

•	“We believe that our human genome sequencing technology…is superior to existing commercially available complete genome sequencing methods in terms of quality, cost and scale;”

•	“We believe that we will be the first company to sequence and analyze high-quality complete genomes, at scale, for a total cost of under $1,000 per genome.” and

•	“We believe this unique combination of our proprietary DNB and cPAL technologies is superior in both quality and cost when compared to other commercially available technologies…”

Response: The Company respectfully acknowledges the Staff’s comment. With respect to the first (“preferred solution”) and fourth (“$1,000 per genome”) statements, the Company has revised its disclosure to indicate that these statements reflect the Company’s goals.

With respect to the second statement (“our solution will provide”), the Company has revised the disclosure to indicate that the combination (emphasis added) of its quality, cost and scale is unprecedented. With respect to the third statement (“superior to existing technologies”), the Company has revised the disclosure to qualify the statement to indicate that the statement applies only to complete (emphasis added) human genome sequencing technology, not all human genome sequencing technology.

With respect to the second, third and fifth (“unique combination”) statements, the Company respectfully submits that the data described in the peer-reviewed papers published by the Company and the Institute for System Biology in Science support its belief that the combination of the quality, cost and scale of its sequencing technology is superior to that of existing commercially available complete human genome sequencing technology. The Company is providing these papers on a supplemental basis.

To the best of the Company’s knowledge, there is no data available for other commercially available complete human genome sequencing technologies indicating that such competitive technologies have a superior combination of quality, cost and scale, when taking into consideration the total cost of purchasing, operating and maintaining the instruments necessary for such sequencing. The Company further submits that it believes that it has accomplished this competitive advantage because of the nature of its proprietary sequencing technology, described on page 76 of

United States Securities and Exchange Commission

September 10, 2010

Amendment No. 1, and the resulting technical advantages, described on page 77 of Amendment No. 1. In particular, based on its review of publicly available information, the Company believes that its platform’s high accuracy, ability to prevent accumulation of errors and low reagent usage and cost, coupled with the Company’s service-based model, enable it to provide genomic data at a quality, cost and scale currently unmatched by commercially available products of any competitor.

Our Company, page 1

10.	You state that in the DNA sequencing industry, complete human genome sequencing is generally deemed to be coverage of at least 90% of the nucleotides in the genome. Please disclose the source of this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the phrases “complete human genome sequencing” and “whole human genome sequencing” are commonly understood in the human genome sequencing industry and in academia to refer to sequencing coverage of at least 90% of the nucleotides in the human genome. While there is no single authoritative source recognized by the industry, academia or other institution that sets a “standard” percentage for sequencing coverage that constitutes a “complete” or “whole” sequenced genome, to the Company’s knowledge, all notable scientific publications in the field utilize the terms “complete” or “whole” when at least 90% of the nucleotides in the human genome have been sequenced. In particular, the Company advises the Staff that the definition of “complete human genome sequencing” employed by the International Human Genome Project refers to sequencing coverage of 92.3% of the nucleotides in the genome.

The Company has provided on a supplemental basis two scientific publications, a publication in Nature Biotechnology and a publication in Nature, that utilize the phrases “complete human genome sequencing” and “whole human genome sequencing” in reference to 90% and 93% sequencing coverage of the nucleotides in the genome.

11.	We note your statement that you expect your capacity to increase threefold in 2011. Please explain any assumptions used on making this projection, including staffing, planned capital expenditures, and or any other factors. Please note planned capital expenditures should be described in Management’s Discussion and Analysis of Financial Condition and Results of Operations

Response: The Company has revised its disclosure on pages 2, 64 and 68 of Amendment No. 1.

Risks Associated with our Business, page 6

12.	Please include the possibility that potential customers may have reservations about allowing a third party to control the sequencing process and the possibility that other customers may not want to sequence complete human genomes as risks associated with your business.

Response: The Company has revised its disclosure on page 6 of Amendment No. 1.

United States Securities and Exchange Commission

September 10, 2010

Risk Factors

We have a history of losses, and we may not achieve or sustain profitability….page 13

13.	We note your disclosure that your independent registered public accounting firm’s report on your financial statements as of and for the year ended December 31, 2009 includes an explanatory paragraph expressing substantial doubt about your ability to continue as a going concern. Please revise your disclosure to include your ability to continue as a going concern as its own risk factor and expand the discussion to address the possible effects that a going concern opinion could have on your ability to raise capital.

Response: The Company has revised the disclosure on pages 13 and 14 of Amendment No. 1.

14.	Please delete the portion of this risk factor that states “[a]s a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company.” This sentence, as currently written, could apply to any initial public offering.

Response: The Company has revised the disclosure on page 13 of Amendment No. 1.

We may need substantial additional capital in the future….page 13

15.	To the extent practicable, please quantify the amount of additional funds you will need to maintain and expand your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not currently practicable to quantify the amount of additional funds it will need to maintain and expand its business due to a number of factors. These factors include uncertainty regarding the demand for complete human genome sequencing and the Company’s success in meeting this demand, which will, in part, dictate the rate at which the Company will expand its sequencing and computing capacity in its Mountain View and Santa Clara leased facilities through the deployment of additional sequencers and computing equipment, if any, and establish additional sequencing facilities, if any. In addition, whether the Company decides to establish additional sequencing facilities will be dependent upon the factors described above, as well as its ability to enter into collaborations or partnerships to fund, or otherwise relating, to such facilities. Further, in light of the Company’s new business model and the rapidly evolving industry, quantifying or forecasting the timing for expansion is highly speculative and not practicable at this time.

We depend on a limited number of suppliers, including single-source suppliers….page 18

16.	Please identify the single-source suppliers of all critical components for your sequencing process for which there is no alternative source.

Response: The Company has revised its disclosure on page 18 of Amendment No. 1. The Company respectfully advises the Staff that there is no single-source supplier of a critical component for its sequencing process for which there is no alternative source available.

If our Mountain View genome sequencing facility becomes inoperable, we will….page 18

17.	Please disclose your level of insurance covering damage to your property and the disruption of your business and the cost to you of such coverage, if material.

Response: The Company has revised its disclosure on page 19 of Amendment No. 1.

United States Securities and Exchange Commission

September 10, 2010

We may have to resequence genomes due to contamination of DNA….page 19

18.	This risk factor covers two separate risks:

(l) the risk that you may have to resequence genomes due to contamination of DNA samples in the sequencing process; and

(2) the risk that you may inadvertently mishandle your customers’ samples.

Please revise your disclosure to separate each of the two risks into two appropriately titled risk factors.

Response: The Company has revised its disclosure on page 19 of Amendment No. 1.

We use biological and hazardous materials that require considerable expertise….page 21

19.	Please disclose whether you have insurance coverage for the use of hazardous materials and, if you do, please disclose your level of insurance coverage. Please also disclose the cost to you of such coverage, if material.

Response: The Company has revised its disclosure on page 21 of Amendment No. 1.

If we fail to retain the services of our key executives or if we are unable …, page 24

20.	To the extent that you have experienced problems attracting and retaining qualified employees in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, historically, it has not experienced any notable problems attracting and retaining qualified employees. The Company further advises the Staff that it is not currently aware of any key employees who intend to retire or leave the Company in the near future.

We could become subject to litigation regarding patent and other proprietary rights … page 26

21.	To the extent you have received notice of patent infringement, patent challenges or related legal action, please discuss the situation and potential consequences in this risk factor discussion.

Response: The Company has revised its disclosure on pages 27, 28, 29, 85, F-34 and F-35 of Amendment No. 1.

United States Securities and Exchange Commission

September 10, 2010

Special Note Regarding Forward-Looking Statements, page 33

22.	Did Scientia Advisors estimate industry revenues, projections or other statistics on your behalf or are there industry reports commercially available? If they were prepared on your behalf, please disclose this information in your registration statement and file their consent as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that the industry report authored by Scientia Advisors was not prepared on the Company’s behalf and is commercially available.

Use of Proceeds, page 34

23.	Please revise your disclosure to separately allocate the amount of proceeds you anticipate you will use for each of the intended purposes described in this section. Also, with respect to the proceeds that you plan to use for capital expenditures to expand your facilities and operations, please clarify whether you intend to use the funds from the offering to open new facilities, increase the capacity of your current facility or both. If you intend to increase your current capacity and open new facilities, clarify how the portion of the proceeds you expect to allocate to each and indicate where you expect to open new facilities.

Response: The Company has revised its disclosure on pages 7, 32 and 35 of Amendment No. 1.

Capitalization, page 36

24.	Please revise your Pro Forma as Adjusted column to reflect only the common stock issued in this offering. All other pro forma adjustments should be reflected in the Pro Forma column. Please also revise the pro forma information on page eleven accordingly.

Response: The Company has revised its disclosure on pages 10, 37 and 38 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 49

25.	Please revise your disclosure of the valuation factors to discuss the significant factors, assumptions and methodologies used to determine each of the reassessed fair values.

Response: The Company has revised its disclosure on pages 52, 53, 54 and 55 of Amendment No. 1.

26.	Please expand your discussion of the method used to determine Volatility to disclose the factors considered in determining which public companies (“peer companies”) were the most similar. Tell us on a supplemental basis the names of the public companies used and why you consider them to be the most similar. Please provide us with the historical volatilities of these companies and their expected volatilities, if known.

Response: The Company has revised its disclosure on page 51 of Amendment No. 1. The Company further advises the Staff that it will provide the requested information in a supplemental response letter.

United States Securities and Exchange Commission

September 10, 2010

27.	Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. In that amendment, please progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will undertake to respond to the Staff’s comment in its future amendment that contains the estimated offering price range.

Results of Operations, page 54

Cost of Goods Sold

28.	Please explain why you do not identify and disclose costs of goods sold in your financial statements. It appears that your line item Start-up Production Costs contains many of the components of Cost of Goods Sold.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that start-up production costs are currently being incurred during the period of development and validation of the sequencing production process. The Company believes that the presentation of start-up production costs is temporary and will last through fiscal 2010, following which it will separately report cost of revenue in its financial statements. The Company is currently in the development stage and anticipates that it will emerge from the development stage in late 2010.

The revenues that the Company recorded in the fourth quarter of 2009 and the first quarter of 2010 were derived from genomic data from samples that were sequenced using prototype production instruments. These prototype production instruments were developed and built internally for the purposes of validating the Company’s sequencing process; however, they were not designed for full commercial production. As a result, the costs that the Company has incurred associated with the launch of its genome sequencing business using prototype production instruments have been included as start-up production costs. In addition, a substantial number of the Company’s current research and development employees are being utilized in production capacities while the Company is continuing to develop and refine the genome sequencing process and validate the prototype production instruments in anticipation of full commercial production. During the second quarter of 2010, the Company began the process of shifting its genome sequencing process to non-prototype production instruments; however, it anticipates continuing to utilize its research and development employees to further optimize instrument performance and validate the production process.

United States Securities and Exchange Commission

September 10, 2010

The Company currently anticipates that start-up production costs will be presented through the end of fiscal 2010 at which time it anticipates that production will sufficiently represent an ongoing commercial production process. In the first quarter of 2011, the Company anticipates that cost of revenues will be reported as a separate line item in financial statements.

Liquidity and Capital Resources

Cash Flows for the Three Months Ended March 31, 2009 and 2010, page 60

29.	Please tell us if the sequencers noted for the decrease in prepaid expenses were recorded as property and equipment upon receipt. If so, tell us why the related cash flows are shown within operating activities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of December 31, 2009, the $5.2 million balance of prepaid expenses included $4.4 million of deposits paid to a vendor with which the Company was in discussions regarding the design of components for construction of its commercial production sequencers. The deposits were fully refundable and the Company had the ability to access this cash at December 31, 2009, if it chose not to proceed with the order. As of December 31, 2009, the components to which the deposits related had not yet been manufactured due to uncertainty around the required exacting specifications and the Company could not rely on the vendor’s ability to manufacture the components to these specifications. These components were experimental in nature and had not been previously used in any genome sequencers.

As of March 31, 2010, these components were received and were accepted. Because the Company no longer had the ability to have its deposit refunded under the terms of the agreement, the amounts were reflected as an investing activity for the purchase of property and equipment. As of March 31, 2010 and June 30, 2010, the Company did not have any outstanding significant deposits for the purchase of components.

Business

Proprietary Sequencing Technology, page 69

30.	We note your statement that the read accuracy was “independently verified by the Institute for Systems Biology.” It appears that ISB is a customer of yours and has partnered with you on projects relating to a Huntington’s Disease Study and genome sequencing a family of four. Therefore, it does not appear that ISB is independent. Please revise your disclosure to delete “independently,” clarify that ISB is not independent and describe your relationships with ISB.

Response: The Company has revised its disclosure on pages 3 and 71 of Amendment No. 1 to remove the word independently. However, the Company respectfully advises the Staff that the term “independently” was intended to describe the sequencing process undertaken by the Institute for Systems Biology (“ISB”), which used different sequencing techniques and instruments to validate the accuracy of the genomic data provided by the Company. The Company confirms to the Staff that ISB is one of its customers.

United States Securities and Exchange Commission

September 10, 2010

Competitive Strengths, page 70

31.	Under the bullet titled “Fully Integrated Advanced Information and Data Management Software,” please explain what you mean by the term “powerful informatics.”

Response: The Company has revised its disclosure on page 73 of Amendment No. 1.

Our Strategy, page 73

32.	We note that your strategy includes “Maintaining and Strengthening” your technological leadership position. Please provide independent support for your position as a technological leader.

Response: The Company has revised its disclosures on pages 6, 75 and 79 of Amendment No. 1 to remove the reference to its position as a technological leader.

Service Delivery Technology, page 76

33.	To the extent that you are substantially dependent on Amazon Web Services (AWS) to provide data delivery and have an agreement with AWS, please indicate so and describe in your Business section the material terms of the agreement, including term and termination provision and payment provisions. Please also file the agreement as an exhibit to the registration statement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not substantially dependent on Amazon Web Services (“AWS”) and as result submits that it is not required under any of the enumerated categories under Item 601(b)(10)(ii) of Regulation S-K, including Item 601(b)(10)(ii)(B), to file its agreement with AWS as an exhibit to the Registration Statement.

The Company believes that the loss of this agreement or termination of the relationship with AWS would not undermine or fundamentally alter its business. The services that AWS performs for the Company include the transferring of genomic data into a physical hard drive, temporary electronic storage of data and logistics and shipping services. Notably, these services do not require any particular expertise with respect to sequencing, bioinformatics or genetics. The Company is aware of alternative vendors who provide comparable hard drive writing, data storage, logistics and shipping solutions that it could engage as suitable replacements to AWS. The Company believes it could make arrangements with such vendors to provide these services without substantial disruption to its business or provide such services itself, and as such it is not “substantially dependent” on its arrangement with AWS within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company further submits that the agreement with AWS is not exclusive, that it does not contain a “minimum commitment” to utilize AWS services and can be terminated by either party upon written notice.

United States Securities and Exchange Commission

September 10, 2010

Intellectual Property, page 79

34.	Please explain the terms “random arrays” and “non-random arrays” and explain the significance of the non-exclusive nature of the license with respect to non-random arrays.

Response: The Company has revised its disclosure on page 81 of Amendment No. 1.

35.	We note that in addition to your in-licensed patent portfolio from Callida, you have also secured other exclusive licenses to patent applications for intellectual property related to your sequencing technology. Please expand your disclosure to identify the other licensors and disclose the material terms, payment provisions and termination provisions of these license agreements. You should also file the license agreements as exhibits to the registration statement or provide us with an analysis supporting your determination that you are not substantially dependent on these licenses.

Response: The Company has revised its disclosure on pages 81 and 82 of Amendment No. 1 to remove the reference to the other exclusive licenses to patent applications. The Company respectfully advises the Staff that the intellectual property covered by these exclusive licenses is not incorporated into the Company’s commercial sequencing technology and the license is immaterial to its business at this stage.

Executive Compensation

Compensation Determination Process, page 96

36.	We note your statement that the compensation committee did not engage in benchmarking against a single company or an identifiable select group of companies. We also note that the committee reviewed surveys provided by Radford and made adjustments to executive compensation in November 2009. Additionally, we note your statements that the compensation committee recommended the level of target bonuses based, in part, on its review of the Radford compensation survey. Please identify the Radford surveys.

Response: The Company has revised its disclosure on page 98 of Amendment No. 1.

Performance Bonuses, page 98

37.	Please confirm that your 2010 Form I0-K will explain how bonus amounts will be determined. To the extent that bonuses are based on the achievement of corporate and/or individual goals, these goals should be described. To the extent the goals are quantified, your discussion should also be quantified. Additionally, your disclosure should discuss the extent to which the goals were achieved.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will undertake to disclose in its Annual Report on Form 10-K (or incorporate such information by reference within 120 days after the end of fiscal 2010, to its definitive proxy statement for its 2011 Annual Meeting of Stockholders in accordance with the instructions to Form 10-K) how the bonus amounts are determined and describe the corporate or individual goals, if any, on which bonuses are based, to the extent such information is required under Item 402(b) of Regulation S-K.

United States Securities and Exchange Commission

September 10, 2010

Long-Term Equity Incentives. page 98

38.	You have stated that the board of directors has considered the relative job scope, value of existing long-term incentive awards, individual performance history, prior contributions and the size of prior grants in determining the size of equity incentive awards. Additionally, you have stated that the board of directors granted stock options in November 2009 following the completion of the Series D preferred stock financing and in March 2010. Please explain the board’s basis for the grant and size of the award. For example, with respect to the November 2009 stock option grant, was the grant based on the officers’ performance with respect to the private placement?

Response: The Company has revised its disclosure on page 101 of Amendment No. 1. The Company further advises the Staff that neither the occurrence, size nor timing of the November 2009 stock option grants to the named executive officers’ were based on the named executive officers’ performance with respect to the private placement.

39.	With respect to the grants intended to offset the dilutive effect of the Series D preferred stock financing, did these grants completely offset the dilutive effect of the Series D preferred stock financing? Did these grants consider any portion of the Series D preferred stock that was purchased by your officers or their affiliates?

Response: The Company has revised its disclosure on page 101 of Amendment No. 1 to further clarify that the grants intended to offset the dilutive effect of the Series D preferred stock financing did not completely offset such dilutive effect. The Company respectfully advises the Staff that in granting such options, the Company’s Board of Directors considered the aggregate number of shares issued in the Series D preferred stock financing irrespective of the purchasers of such shares. The Company further advises the Staff that no executive officers of the Company or their affiliates participated in the Series D preferred stock financing.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk and Other Risks and Uncertainties, page F-10

40.	You state that accounts receivable are derived from direct sales. Please tell us why accounts receivable are greater than revenue. For instance at December 31, 2009 you recorded $1.3 million of accounts receivable and revenue for the year then ended of $.6 million.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its accounts receivable are derived from direct sales to customers, which include down payments billed in advance as stipulated within the contractual agreements. Any down payments received are recorded as deferred revenue until the Company meets all revenue recognition criteria. As of December 31, 2009, the outstanding accounts receivable balance was $1.3 million, of which $0.4 million was recognized as a part of the $0.6 million of revenue for the year ended December 31, 2009, and $0.9 million was recorded as deferred revenue, as all of the revenue recognition criteria had not been met. The Company further advises the Staff that it has clarified its related disclosure on page F-10 of Amendment No. 1.

United States Securities and Exchange Commission

September 10, 2010

Exhibits

41.	Please file your remaining exhibits, including the legal opinion, as soon as practicable. We will need time to review these exhibits prior to granting effectiveness of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the remaining exhibits as soon as practicable.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Greg Chin
Greg Chin of LATHAM & WATKINS LLP

cc:	Clifford A. Reid, Ph.D., Complete Genomics, Inc.

Donald J. Murray, Dewey & LeBoeuf LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP